UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to _________

Commission file number: 0-13994

A.	Full title of the plan and the address of the plan, if different from that of Issuer named below:

COMPUTER NETWORK TECHNOLOGY CORPORATION
401(K) SALARY SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COMPUTER NETWORK TECHNOLOGY CORPORATION 6000 NATHAN LANE NORTH MINNEAPOLIS, MN 55442 763-268-6000

REQUIRED INFORMATION

1.	NOT APPLICABLE

2.	NOT APPLICABLE

3.	NOT APPLICABLE

4.	THE COMPUTER NETWORK TECHNOLOGY CORPORATION 401(k) SALARY SAVINGS PLAN (THE PLAN) IS SUBJECT TO THE REQUIREMENTS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT (ERISA). ATTACHED HERETO IS A COPY OF THE MOST RECENT FINANCIAL STATEMENTS AND SCHEDULES OF THE PLAN PREPARED IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF ERISA.

COMPUTER NETWORK TECHNOLOGY CORPORATION
401(K) SALARY SAVINGS PLAN
FINANCIAL STATEMENTS AND SCHEDULE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Sponsor
Computer Network Technology Corporation
   401(k) Salary Savings Plan

     We have audited the accompanying statements of net assets available for benefits of Computer Network Technology Corporation 401(k) Salary Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Minneapolis, Minnesota
May 5, 2004 (except for Note F as to which the date is June 24, 2004)

Computer Network Technology Corporation
401(k) Salary Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2003	2002
ASSETS
Cash	$228,588	$—

Investments
Fair value	42,193,579	29,058,304
Estimated fair value	429,179	544,186

	43,622,758	29,602,490

Receivables
Participant elective deferrals	301	—
Other	192	—

	493	—

NET ASSETS AVAILABLE FOR BENEFITS	$43,851,839	$29,602,490

The accompanying notes are an integral part of these financial statements.

Computer Network Technology Corporation
401(k) Salary Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the years ended December 31,

	2003	2002
ADDITIONS
Investment gain (loss)
Net appreciation (depreciation) in fair value of investments	$7,925,801	$(9,646,155)
Interest and dividends	632,274	614,956

	8,558,075	(9,031,199)
Contributions
Participant elective deferrals	5,269,578	4,458,535
Employer matching	1,671,297	1,573,064
Participant rollovers	1,697,764	753,852

	8,638,639	6,785,451

Total additions	17,196,714	(2,245,748)
DEDUCTIONS
Benefits paid to participants	(2,947,365)	(1,652,001)

Net increase (decrease)	14,249,349	(3,897,749)
NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	29,602,490	33,500,239

End of year	$43,851,839	$29,602,490

The accompanying notes are an integral part of these financial statements.

Computer Network Technology Corporation
401(k) Salary Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies for Computer Network Technology Corporation 401(k) Salary Savings Plan (the Plan) consistently applied in the preparation of the accompanying financial statements follows:

Investment Valuation and Income Recognition

The CNT Stock Fund (the common stock of the Plan Sponsor) is valued utilizing the last quoted market price on the last business day of the year. Participant loans are valued at the estimated fair value of the loan. All investments are participant directed.

Assets can also be invested in various mutual funds and a common collective trust. Such assets are stated at fair value as determined by Fidelity Investments based upon the fair value of the fund’s underlying assets. Income from these funds represent the Plan’s share of income from the mutual funds and the common collective trust.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Plan and Administrative Expenses

All investment fees incurred with regard to the purchase and sale of investments are paid by the Plan and are netted with investment gain (loss). During 2003 and 2002, $20,986 and $14,410 of investment fees were paid by the Plan. Other administrative expenses, that are not offset by forfeitures of terminated participants’ non-vested amounts, are paid by the Plan Sponsor, Computer Network Technology Corporation.

Net Appreciation/(Depreciation) in Fair Value of Investments

Net appreciation/(depreciation) in fair value of investments represents the net realized gains or losses and the net unrealized appreciation or depreciation of investments. Realized gains or losses are the difference between the proceeds received and either the cost of the investment sold, determined on an average cost basis, or the fair value at the end of the previous year, whichever is applicable. Unrealized appreciation or depreciation is the change in the difference between the fair value and the cost of investments or the fair value at the end of the previous year, whichever is applicable.

Computer Network Technology Corporation
401(k) Salary Savings Plan

NOTES TO FINANCIAL STATEMENTS – CONTINUED

December 31, 2003 and 2002

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Benefits Paid to Participants

Benefits paid to participants are recorded by the Plan when paid.

Risks and Uncertainties

In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Use of Estimates

Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Computer Network Technology Corporation
401(k) Salary Savings Plan

NOTES TO FINANCIAL STATEMENTS – CONTINUED

December 31, 2003 and 2002

NOTE B – PLAN DESCRIPTION

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. On January 2, 2002, net assets of the Plan were transferred from CIGNA to Fidelity Management Trust Company, the new trustee and custodian of the Plan, and the Plan was amended to incorporate all amendments required by law through that date. On January 1, 2003, the Plan was amended to incorporate all amendments required by law through that date. The amendments did not have a material effect on the Plan. On May 5, 2003, an addendum to the Plan was made to permit employees of the acquired companies to join the Plan. The addendum recognizes the years of service the employee has with the acquired companies for purposes of eligibility and vesting. The addendum also states that the amount paid by the acquired companies as an employer match will be considered part of the Computer Network Technology Corporation employer matching contribution for the year ending December 31, 2003.

Eligibility

All employees of Computer Network Technology Corporation (the Company) who are age eighteen or older and are scheduled to work at least one hour of service in the first year are eligible to participate in the Plan beginning on the first day of employment. Temporary employees and members of collective bargaining agreements are not eligible to participate in the Plan. Employees are eligible for discretionary employer matching contributions when they become participants in the Plan.

Vesting

Participant elective deferral contributions are 100% vested regardless of length of service. Employer matching contributions are 25% vested after one year of service, 50% vested after two years of service, 75% vested after three years of service, and 100% vested after four years of service.

Funding Policy

Contributions made pursuant to participant elective deferrals are permitted up to 15% of the participant’s eligible compensation, subject to limits established by law. Participants satisfying certain criteria are permitted to make catch-up contributions, as stated in the Plan agreement. Participants may also make rollover contributions to the Plan. Elective deferral contribution percentages may be changed daily. Prior to January 2, 2002, elective deferral contribution percentages could be changed on the first day of the calendar quarter.

\

Computer Network Technology Corporation
401(k) Salary Savings Plan

NOTES TO FINANCIAL STATEMENTS – CONTINUED

December 31, 2003 and 2002

NOTE B – PLAN DESCRIPTION – Continued

Matching employer contributions are at the discretion of the Plan Sponsor, not to exceed $2,500 per participant.

Participants’ Accounts

Participants’ accounts are credited with their participant contributions (elective deferral, catch-up and rollover), discretionary employer matching contributions and an allocation of Plan earnings or losses. Allocations of Plan earnings or losses are based on the participant’s account balance, as defined in the Plan agreement. The benefit to which a participant is entitled is the vested portion of the participant’s account.

Payment of Benefits

On termination of service, a participant may elect to receive a lump-sum distribution equal to the value of the participant’s vested interest in his or her account, net of tax, or to rollover the entire vested portion to a qualified plan. If the participant’s account is not fully distributed at termination of service, a partial payment may be elected by the participant. If the participant’s vested balance is greater than $5,000, the participant may also elect not to receive a distribution at the date of termination, as defined in the Plan agreement.

Plan Termination

Although the Plan Sponsor has no current intention of terminating the Plan, the Plan provides that upon termination, all amounts credited to a participant’s account become 100% vested. Net assets of the Plan would be distributed to the participants as prescribed in the Plan agreement.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The participant loans outstanding at December 31, 2003 and 2002 were $429,179 and $544,186. Such loans bear interest at rates ranging from 5% to 10.5% and 5.25% to 10.5% at December 31, 2003 and 2002. Principal and interest for active participants are repaid ratably through payroll deductions.

Computer Network Technology Corporation
401(k) Salary Savings Plan

NOTES TO FINANCIAL STATEMENTS – CONTINUED

December 31, 2003 and 2002

NOTE B – PLAN DESCRIPTION – Continued

Forfeitures

The Plan Sponsor may use these funds to offset administrative expenses, reduce employer matching contributions and for other uses as defined in the Plan agreement.

NOTE C – INVESTMENTS

The following investments represent 5% or more of the Plan’s net assets.

	December 31,
	2003	2002
Common Stock
CNT Stock Fund, 942,792 and 967,413 units	$5,074,469	$4,072,808

Mutual Funds
Fidelity Dividend Growth Fund, 211,511 and 184,679 shares	5,774,244	4,122,026
Fidelity Growth Company Fund 120,028 and 101,347 shares	6,009,801	3,589,717
Fidelity Diversified International Fund, 153,560 and 147,466 shares	3,703,869	2,530,521
Fidelity Balanced Fund, 221,677 and 174,497 shares	3,713,098	2,319,065
Spartan U.S. Equity Index Fund, 100,392 and 73,684 shares	3,956,455	2,295,253
PIMCO Total Return Fund, 258,268 and 144,237 shares	2,766,046	1,539,005

Common/Collective Trust
Fidelity Managed Income Portfolio, 5,314,736 and 5,423,524 shares	5,314,736	5,423,524

The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

	Year ended December 31,
	2003	2002
Mutual Funds	$6,542,399	$(4,716,805)
Common Stock	1,383,402	(4,929,350)
Common/Collective Trust	—	—

	$7,925,801	$(9,646,155)

Computer Network Technology Corporation
401(k) Salary Savings Plan

NOTES TO FINANCIAL STATEMENTS – CONTINUED

December 31, 2003 and 2002

NOTE D – INCOME TAX STATUS

The Plan adopted the Dorsey & Whitney LLP defined contribution proto-type plan (proto-type plan). The proto-type plan obtained its latest determination letter on September 25, 2001, in which the Internal Revenue Service stated that the proto-type plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since the proto-type plan received the determination letter. However, the Plan Sponsor and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. No provision for income taxes has been included in the Plan’s financial statements.

NOTE E – RELATED PARTIES

The Company has been designated as the Plan Administrator. These services are provided at no expense to the Plan.

Certain Plan investments are separate accounts managed by Fidelity Management Trust Company, affiliated with Fidelity Investments, and therefore, these transactions qualify as party-in-interest transactions.

The Plan permits investments in common stock of the Company. These transactions qualify as parties-in-interest transactions.

NOTE F – SUBSEQUENT EVENT

As of June 24, 2004, the fair value of the Plan’s investment in shares of Computer Network Technology Corporation common stock declined by approximately $1,900,000 from December 31, 2003.

SUPPLEMENTAL SCHEDULE

Computer Network Technology Corporation
401(k) Salary Savings Plan
EIN: 41-1356476
Plan No: 001

SCHEDULE H, LINE 4(i) – SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2003

	(b) Identity of issue, borrower,		(e) Current
(a)	lessor or similar party	(c) Description of investment	value
		Common Stock
(*)	Computer Network Technology Corporation	CNT Stock Fund	$5,074,469

		Mutual Funds
	Fidelity Investments	PIMCO Total Return Fund	2,766,046
	Fidelity Investments	Templeton World Fund – Class A	195,336
	Fidelity Investments	Credit Suisse Warburg Pincus Capital Appreciation Fund – Common Shares	105,350
	Fidelity Investments	PBHG Large Cap Value Fund	340,359
(*)	Fidelity Investments	Fidelity Growth Company Fund	6,009,801
(*)	Fidelity Investments	Fidelity Balanced Fund	3,713,098
(*)	Fidelity Investments	Fidelity Low-Priced Stock Fund	2,060,984
(*)	Fidelity Investments	Fidelity Diversified International Fund	3,703,869
(*)	Fidelity Investments	Fidelity Dividend Growth Fund	5,774,244
(*)	Fidelity Investments	Fidelity Mid-Cap Stock Fund	863,348
(*)	Fidelity Investments	Fidelity Small Cap Stock Fund	2,128,531
(*)	Fidelity Investments	Fidelity Freedom Income Fund	204,499
(*)	Fidelity Investments	Fidelity Freedom 2000 Fund	157,624
(*)	Fidelity Investments	Fidelity Freedom 2010 Fund	127,829
(*)	Fidelity Investments	Fidelity Freedom 2020 Fund	265,900
(*)	Fidelity Investments	Fidelity Freedom 2030 Fund	318,546
(*)	Fidelity Investments	Spartan U.S. Equity Index Fund	3,956,455
(*)	Fidelity Investments	Fidelity Freedom 2040 Fund	112,555

			32,804,374

		Common/Collective Trust
(*)	Fidelity Investments	Fidelity Managed Income Portfolio	5,314,736

		Participant Loans
(*)	Participant Loans	Interest ranging from 5% to 10.5%	429,179

			$43,622,758

(*) Represents a party-in-interest to the Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUTER NETWORK TECHNOLOGY
CORPORATION 401(K) SALARY SAVINGS PLAN

BY:	COMPUTER NETWORK TECHNOLOGY
CORPORATION PLAN ADMINISTRATOR

BY:	/s/ Gregory T. Barnum

Gregory T. Barnum
Chief Financial Officer

Date: June 29, 2004

EXHIBIT INDEX

Exhibit Page	Description

23.1	Consent of Independent Registered Public Accounting Firm	Electronically Filed